Jan Woo, Legal Branch Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

February 20, 2020

Re:	Sagoon Inc.
Amendment No. 4 to Offering Statement on Form 1-A
Filed February 14, 2020
File No. 024-11120

Dear Ms. Woo:

On behalf of Sagoon Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Monday, February 24, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Govinda Giri
Govinda Giri
Chief Executive Officer
Sagoon Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP